Exhibit 99.1

Press Release

Eltek Ltd. Reports 2022 Second Quarter Financial Results

Petach Tikva, Israel (August 17, 2022) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the quarter ended June 30, 2022.

Second Quarter 2022 Highlights

◾	Revenues were $9.1 million

◾	Operating profit was $0.3 million

◾	Profit before tax was $1.0 million.

◾	Net profit was $0.8 million or $0.13 per fully diluted share

◾	Net cash provided by operating activities amounted to $0.5 million

◾	Repair of the damaged production line was completed and production has returned to normal capacity

“While we were able to record revenues of $9.1 million in the second quarter of 2022, our revenues and operating profit was affected by the fire that broke out at our plant in Petach-Tikvah. The fire was extinguished, but completely shut down the production phase carried out in one of our production departments. Within a period of approximately two weeks we managed to employ an alternative process using other machines and renewed partial deliveries to customers while prioritizing critical orders. As of today, our production levels are at normal volume,” said Eli Yaffe, CEO of Eltek.

"As a result of the fire, our ability to supply finished products to our customers was impaired, resulting in lower than planned sales and increased costs. We are currently discussing with the insurance company the amount of compensation for the damages we incurred," further explained Mr. Yaffe.

“During July, we renewed our shelf registration statement which will permit us to raise up to $20 million. The registration statement is intended to enable us to raise capital at a time when market conditions and our share price will be appropriate," concluded Mr. Yaffe.

Second Quarter 2022 GAAP Financial Results

Revenues for the second quarter of 2022 were $9.1 million, compared to $9.1 million in the second quarter of 2021;

Gross profit for the second quarter of 2022 was $1.7 million (18% of revenues) compared to $2.4 (26% of revenues) in the second quarter of 2021;

Operating profit for the second quarter of 2022 was $0.3 million compared to operating profit of $1.0 million in the second quarter of 2021;

Financial income for the second quarter of 2022 was $0.6 million compared to financial expenses of $0.1 million in the second quarter of 2021. Financial income resulted from the erosion of the NIS against the US dollar.

Profit before income tax for the second quarter of 2022 was $1.0 million compared to $1.0 million in the second quarter of 2021;

Net profit for the second quarter of 2022 was $0.8 million or $0.13 per fully diluted share compared to net profit of $0.9 million or $0.16 per fully diluted share in the second quarter of 2021;

Second Quarter 2022 Non-GAAP Financial Results

EBITDA for the second quarter of 2022 was a $0.8 million (9% of revenues) compared to EBITDA of $1.4 million (16% of revenues) in the second quarter of 2021;

First six months of 2022 GAAP Financial Results

Revenues for the first six months of 2022 were $18.8 million, compared to $16.3 million in the first six months of 2021;

Gross profit for the first six months of 2022 was $3.6 million (19% of revenues) compared to $3.5 (22% of revenues) in the first six months of 2021;

Operating profit for the first six months of 2022 was $1.0 million compared to operating profit of $1.2 million in the first six months of 2021;

Financial income for the first six months of 2022 was $732,000 compared to financial income of $20,000 in the first six months of 2021. Financial income resulted from the erosion of the NIS against the US dollar.

Profit before income tax for the first six months of 2022 was $1.7 million compared to $1.2 million in the first six months of 2021;

Net profit for the first six months of 2022 was $1.4 million or $0.24 per fully diluted share compared to net profit of $1.2 million or $0.20 per fully diluted share in the first six months of 2021;

First six months of 2022 Non-GAAP Financial Results

EBITDA for the first six months of 2022 was a $1.9 million (10% of revenues) compared to EBITDA of $2.1 million (13% of revenues) in the first six months of 2021;

Conference Call

Today, Wednesday, August 17, 2022, at 8:30am Eastern Time (15:30pm Israel Time, 5:30am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021

Revenues	9,089	9,132	18,844	16,337
Costs of revenues	(7,411)	(6,743)	(15,205)	(12,806)
Gross profit	1,678	2,389	3,639	3,531

Selling, general and administrative expenses	(1,306)	(1,332)	(2,598)	(2,332)
R&D expenses, net	(26)	(10)	(44)	(10)
Operating profit	346	1,047	997	1,189

Financial income (expenses), net	611	(84)	732	20
Other income (loss), net	-	-	-	(2)
Profit before income tax	957	963	1,729	1,207

Tax expenses	204	35	344	50
Net Profit	753	928	1,385	1,157

Earnings per share
Basic and diluted net profit per ordinary share	0.13	0.16	0.24	0.20

Weighted average number of ordinary shares used to compute
basic net profit per ordinary share (in thousands)	5,850	5,840	5,846	5,840

Weighted average number of ordinary shares used to compute
diluted net profit per ordinary share (in thousands)	5,850	5,871	5,846	5,868

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	June 30,	December 31,
	2022	2021

Assets

Current assets
Cash and cash equivalents	8,246	9,283
Receivables: Trade, net of provision for doubtful accounts	8,533	7,021
Other	762	798
Inventories	5,079	4,893
Prepaid expenses	385	586

Total current assets	23,005	22,581

Long term assets
Restricted deposits	202	226
Severance pay fund	59	66
Deferred tax assets and long term tax receivables, net	2,842	3,563
Operating lease right of use assets	7,833	8,979
Total long term assets	10,936	12,834

Fixed assets, less accumulated depreciation	6,213	7,368

Total Assets	40,154	42,783

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	723	708
Accounts payable: Trade	4,310	4,044
Other	3,471	3,577
Short-term operating lease liabilities	859	931

Total current liabilities	9,363	9,260

Long-term liabilities
Long term debt, excluding current maturities	3,136	3,921
Employee severance benefits	306	344
Long-term operating lease liabilities	7,093	8,186

Total long-term liabilities	10,535	12,451

Equity
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 5,849,678 at June 30, 2022 and 5,840,357 at December 31, 2021	5,305	5,296
Additional paid-in capital	22,862	22,846
Cumulative foreign currency translation adjustments	1,364	3,716
Capital reserve	1,404	1,287
Accumulated deficit	(10,688)	(12,073)
Shareholders' equity	20,247	21,072
Total liabilities and shareholders' equity	40,145	42,783

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	Unaudited		Unaudited

GAAP net Income	753	928	1,385	1,157
Add back items:

Financial expenses (income), net	(611)	84	(732)	(20)
Income tax expenses	204	35	344	50
Depreciation and amortization	445	442	880	885
Non-GAAP EBITDA	791	1,489	1,877	2,072

Eltek Ltd.
Consolidated Statement of  Cash flow
(In thousands US$)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021

Cash flows from operating activities:

Net Income	753	928	1,385	1,157

Adjustments to reconcile net profit to net
cash flows provided by operating activities:
Depreciation and amortization	445	442	880	886
Stock-based compensation	64	67	117	73
Decrease in deferred tax assets and long term tax receivable	194	9	335	16
	703	518	1,332	975

Decrease (increase) in operating lease right-of-use assets	(8)	20	(4)	24
Decrease (increase) in trade receivables	(1,140)	(1,482)	(2,300)	1,546
Decrease (increase) in other receivables and prepaid expenses	165	315	83	95
Decrease (increase) in inventories	(57)	252	(731)	(250)
Increase (decrease) in trade payables	301	(211)	786	(411)
Increase (decrease) in other liabilities and accrued expenses	(204)	44	302	(279)
Increase (decrease) in employee severance benefits, net	(2)	(4)	-	(10)
	(945)	(1,066)	(1,864)	715

Net cash provided by operating activities	511	380	853	2,847

Cash flows from investing activities:
Purchase of fixed assets	(326)	(331)	(615)	(538)
Restricted deposits	(1)	(154)	(1)	(154)
Net cash used in investing activities	(327)	(485)	(616)	(692)

Cash flows from financing activities:
Short- term bank credit, net	-	-	-	(377)
Exercise of options	-	-	25	-
Repayment of long-term loans from bank	(144)	(38)	(258)	(77)
Proceeds from long-term loans	-	3,062	-	3,062
Repayment of credit from fixed asset payables	(3)	(274)	(7)	(285)
Net cash provided by (used in) financing activities	(147)	2,750	(240)	2,323

Effect of translation adjustments	(845)	118	(1,034)	(44)

Net increase (decrease) in cash and cash equivalents	(808)	2,763	(1,037)	4,434

Cash and cash equivalents at beginning of the period	9,054	6,406	9,283	4,735

Cash and cash equivalents at period end	8,246	9,169	8,246	9,169